

07006921

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
amended (A)

SEC FILE NUMBER
8- 65215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

APR 23 2007

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKARVEN ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Whalers Bluff
(No. and Street)

Newport Coast (City) CA (State) 92657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Ginsberg 949-554-8882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lakhani, Zakir, Y
(Name – *if individual, state last, first, middle name*)

8470 Carla Lane (Address) West Hills (City) CA (State) 91304 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Ginsberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skarven Advisors LLC, as of February 20, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of Orange

Subscribed and sworn to (or affirmed) Before me on this 20th **day of** Feb, **20**07, **by** Philip Ginsberg **~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature Mary E. Butts

(Seal)



MARY E. BUTTS
COMM. #1685288
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires July 31, 2010



MARY E. BUTTS
COMM. #1685288
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires July 31, 2010

SKARVEN ADVISORS LLC
(Development Stage Enterprise)

Amended Notes to Financial Statements
December 31, 2006,2005,2004,2003

Registrant is exempt from Rule 15c3-3 by paragraph K(2)(i) and is not required to maintain minimum deposits, as computed in accordance with the reserve formula. As required under the exemption, SKARVEN ADVISORS LLC effectuates all financial transactions with customers doing private placements through a bank account designated as a "Special Account for the Exclusive Benefit of Customers," and is exempt from Rule 15c3-3 by paragraph K(2)(i).

END